UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited Announces Completion of Jack-up Sale

Hamilton, Bermuda, 18 October, 2022 – As previously disclosed, on 1 September 2022, Seadrill Limited (“Seadrill” or the “Company”) (NYSE & XOAS: SDRL) entered into a Share Purchase Agreement (the “SPA”) with subsidiaries of ADES Arabia Holding Ltd. (together, “ADES”) for the sale of the entities that own and operate seven jack-ups (the “Jack-up Sale”) in the Kingdom of Saudi Arabia. Seadrill announces today that the Jack-up Sale has been completed pursuant to the SPA.

As the Jack-up Sale has completed, the AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida and West Leda are now owned by ADES, and ADES employs the crews operating the rigs and holds the drilling contracts related to the rigs. The total consideration for the Jack-up Sale is USD 628 million in cash, subject to adjustment for working capital and other items, and reimbursement to Seadrill for any project costs spent in relation to the reactivation of the three stacked jack-ups, namely the West Ariel, West Cressida and West Leda (“Reactivation Rigs”). The consideration translates into approximately USD 100 million per rig on a ready-to-drill basis. The proceeds from the Jack-up Sale enable Seadrill to significantly de-leverage its balance sheet and to eliminate outstanding capital expenditure for the Reactivation Rigs.

Seadrill Contact Information

David Warwick

Director of Investor Relations

David.Warwick@Seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deep-water environments.

Forward-Looking Statements

This news release includes forward-looking statements. Such statements are generally not historical in nature, and specifically include statements about the use of the proceeds of the Jack-Up Sale, as well as the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.

These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, offshore drilling market conditions, including supply and demand, dayrates, fluctuations in the price of oil, international financial market conditions, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, the review of competition authorities and other factors listed in our public filings. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (File No. 001-39327).

This information is subject to the disclosure requirements pursuant to article 19 of the Regulation EU 596/2014 (the EU Market Abuse Regulation) and section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 18, 2022	By:	/s/ Simon Johnson Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)